UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           SCHEDULE 13D/A-2

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       KRAUSE'S FURNITURE, INC.
------------------------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $.001 par value
------------------------------------------------------------------------------
                      (Title Class of Securities)

                             000500760202
    --------------------------------------------------------------
                            (CUSIP Number)

                         Nancy E. Barton, Esq.
                 General Electric Capital Corporation
                          260 Long Ridge Road
                      Stamford, Connecticut 06927
                            (203) 357-4000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                           December 31, 1997
    --------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                             SCHEDULE 13D

CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Capital Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. #13-1500700)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

    SEE ITMES 4 AND 5 OF THE SCHEDULE 13D FOR A DESCRIPTION OF
    CERTAIN AGREEMENTS RELATING TO SHARES OF COMMON STOCK OF KRAUSE'S FURNITURE, INC.

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,400,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,276,225

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,400,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,676,225 (includes 7,276,225 shares as to which the Reporting Person has shared voting power and no dispositive power)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.5%

14  TYPE OF REPORTING PERSON

    CO


                             SCHEDULE 13D

CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Capital Services, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. #06-1109503)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed.  See 11 below.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         Disclaimed.  See 11 below.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General
    Electric Capital Services, Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON

    CO


                             SCHEDULE 13D

CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Company

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. #14-0689340)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed.  See 11 below.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         Disclaimed.  See 11 below.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General
    Electric Company.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable.  See 11 above.

14  TYPE OF REPORTING PERSON

    CO


  This 13D Amendment No. 2 ("13D  Amendment  No.2") amends and supplements the
Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE") on September 9, 1996, as amended on August 15, 1997 (the "Schedule 13D"), relating to the Common Stock, $.001 par value per share (the "Common Stock"), of Krause's Furniture, Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D. Except as expressly amended hereby, the information set forth in the Schedule 13D remains in effect without modification.

  This 13D Amendment No. 2 relates to the following transactions completed on December 31, 1997, in accordance with the Supplemental Securities Purchase Agreement (the "Supplemental Agreement"), dated as of August 14, 1997, among the Company, GECC and Japan Omnibus Ltd. ("JOL"), a company formerly known as Edson Investments, Inc.: (i) the purchase by GECC of a 9.5% subordinated note due August 31, 2002 in the principal amount of $2,500,000 (the "Standby Note") and (ii) the issuance by the Company to GECC of a warrant to purchase up to 400,000 shares of Common Stock at an exercise price of $1.25 per share, exercisable at any time prior to August 31, 2006 (the "Standby Warrant").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following information:

  The exercise price of the Standby Warrant will be obtained by GECC from working capital or, pursuant to the terms of the Standby Warrant, may be paid by surrender of shares of Common Stock with a value equal to such exercise price.

ITEM 4. PURPOSE OF TRANSACTION

  Item 4 (a-j) is hereby amended to add the following information:

  GECC has acquired the Standby Warrant in connection with the purchase of the Standby Note as an investment and in the ordinary course of business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  Item 5(a-b) is hereby amended to read as follows:

  (a) GECC has sole voting and dispositive power with respect to 7,400,000 shares of Common Stock (including 400,000 shares issuable upon exercise of the Standby Warrant, 600,000 shares issuable upon exercise of the 1997 Warrant, and 1,400,000 shares issuable upon exercise of the Warrant), representing approximately 34.5% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant, and the Standby Warrant). In addition, by reason of the provisions of the Stockholders Agreement previously described in the Schedule 13D pursuant to which the members of Permal Group have agreed to vote their shares of the Company in the same manner as GECC, GECC may be deemed to have shared voting power with respect to an aggregate of 7,276,225 shares of Common Stock, representing approximately 34% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant and the Standby Warrant).

  In addition, by reason of certain of the provisions of the Stockholders Agreement, GECC may be deemed to constitute a "group," as such term is used in
Section 13(d)(3) of the Exchange Act, with Permal Group and the Hawleys. If GECC, Permal Group and the Hawleys were deemed to constitute a group, the 15,676,225 shares of Common Stock beneficially owned by GECC, Permal Group and the Hawleys in the aggregate (which includes the 7,400,000 shares of Common Stock beneficially owned by GECC, an aggregate of 7,276,225 shares of Common
Stock  beneficially  owned by members of Permal Group and 1,000,000  shares of the Common Stock beneficially owned by the Hawleys) would represent approximately 73.2% of the shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant and the Standby Warrant). GECC understands that the members of Permal Group have made and will make separate filings on
Schedule 13D with respect to the shares of Common Stock beneficially owned by them.

  (b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this 13D Amendment No.2 relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Item 6 is hereby amended to add the following information:

  Reference is made to the Standby Warrant and the Standby Note copies of which are attached hereto as Exhibits 1 - 2 and are incorporated herein by reference.

  In December 1997, GECC entered into a Succession Agreement a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.(FN*)

      Exhibit 1: Standby Warrant dated as of December 30, 1997 issued by the Company to GECC.

      Exhibit 2: Standby Note dated as of December 30, 1997 purchased by GECC from the Company.

      Exhibit 3:  Succession Agreement between GECC, the Company,
                  Philip M. Hawley, John F. Hawley, Dr. Philip M. Hawley, Jr., Permal Capital Management, Inc. and each of the other shareholders of the Company listed on the signature pages thereof.

[FN]
  * A copy of the Joint Filing Agreement among the Reporting Persons was previously filed as an exhibit to the Schedule 13D.

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       GENERAL ELECTRIC CAPITAL CORPORATION



January 12, 1998                       By:   /s/  Michael E. Pralle
                                          -------------------------------
                                          Name:   Michael E. Pralle
                                          Title:  Vice President